

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 19, 2023

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
446 Broadway, 2nd Floor
New York, NY 10013

  Re: RSE Collection, LLC
    Post Qualification Amendment No. 30 to Form 1-A
    Filed June 26, 2023
    File No. 024-11584

Dear Christopher Bruno:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 30 to Offering Statement on Form 1-A

Regulation of Exchanges, page 64

1. We note your disclosure that you believe your Platform, when used by investors for secondary trading through PPEX, is not an exchange under Section 3(a)(1) of the Exchange Act. Please add risk factor disclosure explaining the material risks if your belief is incorrect and you are found to be providing a market place or facilities for bringing together purchasers and sellers of securities. We also note your disclosure that the Platform routes orders via the Executing Broker to the PPEX. Please revise to clarify the role of the Platform versus the Executing Broker in routing orders to the PPEX.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services